Exhibit 99.2

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 INTER & CO, INC. Proxy for Annual General Meeting of Shareholders on April 28, 2023 Solicited on Behalf of the Board of Directors The shareholder(s) hereby appoints Ana Luiza Vieira Franco Forattini and Débora Resende Castanheira de Carvalho, or either of them, as proxies, each with the power to appoint their substitute, to represent and to vote, as designated on the reverse side of this proxy, all of the shares of Common Shares of Inter & Co, Inc. (the "Company") that the undersigned is/are entitled to vote at the Anual Meeting of Shareholders to be held beginning at 02:00 p.m. (São Paulo Time) at Avenida Barbacena, n.º 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil and online at https://web.lumiagm.com/234117599 (password: interco2023) on April 28, 2023, and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and of the accompanying proxy statement, the terms of each of which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1, 2 , 3, 4, 5, 6 AND 7. This proxy when properly executed will be voted in the manner directed. If no such directions are specified, this proxy will be voted “FOR” ITEMS 1, 2 , 3, 4, 5, 6 and 7 and in the discretion of the proxy holder on any other matter that may properly be brought before the Annual General Meeting and any postponement or adjournment thereof. (Continued and to be signed on the reverse side) 1.1 23-11751-1 C1.1 P13

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF INTER & CO, INC. April 28, 2023 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card are available at http://www.astproxyportal.com/ast/26864 Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS OF INTER & CO RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3, 4, 5, 6 AND 7. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 042823 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. 5. "As an ordinary resolution, that Todd Crawford Chapman be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company." 6. “As an ordinary resolution, that the authorised share capital of the Company be changed (the "Authorised Share Capital Change"): to US$52,500 divided into 7,000,000,000 shares of nominal or par value of US$0.0000075 each, which comprise (i) 3,500,000,000 Class A Common Shares; (ii) 1,750,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 1,750,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may deter-mine from time to time in accordance with article 4 of the Articles of Association of the Company; by consolidating each authorised and unissued, and each authorised and issued, Class A Common Share, Class B Common Share and undesignated share of a par value of US$0.0000025 by a factor of 3; and cre-ating 333,333,333.3333333 shares of nominal or par value of US$0.0000075 each, of which shares (I) 166,666,666.666667 shall be designated as Class A Common Shares; (II) 83,333,333.3333333 shall be designated as Class B Common Shares; and (III) 83,333,333.3333333 shall be undesignated shares, with effect from such date as determined by the Board of Directors of the Company to implement the Authorised Share Capital Change (the "Effective Date").” 7. "As a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://ri.bancointer.com.br/en/documents/governance-documents/) with effect from the Effective Date." FOR AGAINST ABSTAIN 1. "As an ordinary resolution, that the Company's financial state-ments and the Auditor's report for the fiscal year ended 31 December 2022 be approved, ratified and confirmed in all respects." 2. "As an ordinary resolution, that the proposed annual budget of US$ 8,879,063 (eight million, eight hundred and seventy-nine thousand, and sixty-three US dollars) for the aggregate compen-sation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects." 3. "As an ordinary resolution, that Antonio Kandir be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company." 4.. "As an ordinary resolution, that Lorival Nogueira Luz Junior be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company." FOR AGAINST ABSTAIN 23-11751-1 C1.1 P14

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. THE BOARD OF DIRECTORS OF INTER & CO RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3, 4, 5, 6 AND 7. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 042823 COMPANY NUMBER ACCOUNT NUMBER ANNUAL GENERAL MEETING OF SHAREHOLDERS OF INTER & CO, INC. April 28, 2023 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card are available at http://www.astproxyportal.com/ast/26864 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries and follow the instructions. Have your proxy card available when you call. Vote online/phone until 11:59 PM EST the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiagm.com/234117599 (password: interco2023) and be sure to have your control number available. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. 5. "As an ordinary resolution, that Todd Crawford Chapman be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company." 6. “As an ordinary resolution, that the authorised share capital of the Company be changed (the "Authorised Share Capital Change"): to US$52,500 divided into 7,000,000,000 shares of nominal or par value of US$0.0000075 each, which comprise (i) 3,500,000,000 Class A Common Shares; (ii) 1,750,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 1,750,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may deter-mine from time to time in accordance with article 4 of the Articles of Association of the Company; by consolidating each authorised and unissued, and each authorised and issued, Class A Common Share, Class B Common Share and undesignated share of a par value of US$0.0000025 by a factor of 3; and cre-ating 333,333,333.3333333 shares of nominal or par value of US$0.0000075 each, of which shares (I) 166,666,666.666667 shall be designated as Class A Common Shares; (II) 83,333,333.3333333 shall be designated as Class B Common Shares; and (III) 83,333,333.3333333 shall be undesignated shares, with effect from such date as determined by the Board of Directors of the Company to implement the Authorised Share Capital Change (the "Effective Date").” 7. "As a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://ri.bancointer.com.br/en/documents/governance-documents/) with effect from the Effective Date." FOR AGAINST ABSTAIN 1. "As an ordinary resolution, that the Company's financial state-ments and the Auditor's report for the fiscal year ended 31 December 2022 be approved, ratified and confirmed in all respects." 2. "As an ordinary resolution, that the proposed annual budget of US$ 8,879,063 (eight million, eight hundred and seventy-nine thousand, and sixty-three US dollars) for the aggregate compen-sation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects." 3. "As an ordinary resolution, that Antonio Kandir be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company." 4.. "As an ordinary resolution, that Lorival Nogueira Luz Junior be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company." FOR AGAINST ABSTAIN 23-11751-1 C1.1 P15